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Exhibit 12.03

PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For Each of the Five Years Ended December 31, 2004
(Dollars in Millions)

	Years Ended December 31,
	2004	2003	2002	2001	2000
Fixed Charges as defined:
Interest on long-term debt	$18.8	$19.1	$19.8	$20.3	$12.4
Interest expense	2.2	1.7	1.6	2.4	8.0
Amortization of debt discount	0.2	0.2	0.3	0.3	0.2
Interest components on rentals	0.3	0.3	0.3	0.3	0.1

Total Fixed Charges (A)	$21.5	$21.3	$22.0	$23.3	$20.7

Earnings as defined:
Pretax income (loss) from continuing operations	$38.3	$50.0	$(193.5)	$32.9	$45.1
Total fixed charges above	21.5	21.3	22.0	23.3	20.7
Pretax equity earnings of investees	(4.3)	(4.5)	(4.8)	(5.2)	(5.4)
Cash distributions from equity investees	4.7	4.9	5.0	8.2	2.7

Total Earnings (B)	$60.2	$71.7	$(171.3)	$59.2	$63.1

Ratio of Earnings to Fixed Charges (B/A)	2.80	3.37	(7.78)	2.54	3.05

        For 2002, an additional $193.2 million in income before income taxes would be needed to obtain a ratio of 1.0. See Note 1G to the consolidated financial statements.

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PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES For Each of the Five Years Ended December 31, 2004 (Dollars in Millions)